UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. 10)

    Calamos Asset Management, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12811R104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No. 12811R104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Calamos Family Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,547,905*
	6	SHARED VOTING POWER Not applicable.
	7	SOLE DISPOSITIVE POWER 74,547,905*
	8	SHARED DISPOSITIVE POWER Not applicable.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,547,905*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 80.1%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	Includes (i) 77.5965% ownership interest in Calamos Investments LLC exchangeable by Calamos Family Partners, Inc. on demand for shares of Class A Common Stock of the issuer; (ii) 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer; in each case pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer; and (iii) 2,803,725.2736 shares of the issuer beneficially owned by Calamos Family Partners, Inc.

Calamos Investments LLC was de-unitized effective March 1, 2009, when the issuer amended its Certificate of Incorporation requiring any exchanges of ownership interests in Calamos Investments LLC to be based on a fair value approach. Prior to the de-unitization, ownership units in Calamos Investments LLC would have entitled the holder thereof, at its option, to exchange such units on a one-to-one basis for a shares of Class A Common Stock. Shares of Class B Common Stock are convertible on a one-to-one basis at the option of the holders thereof.

The share number and corresponding percentage ownership interest noted above in this Schedule 13G do not take into account any change in the share number and ownership interest that might result from such valuation in the event of an actual exchange. Details of the amendment to the Certificate of Incorporation are set forth in the issuer’s Schedule 14C filed with the Securities and Exchange Commission on January 12, 2009.

SCHEDULE 13G

CUSIP No. 12811R104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Calamos, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 75,808,063**
	6	SHARED VOTING POWER Not applicable.
	7	SOLE DISPOSITIVE POWER 75,808,063**
	8	SHARED DISPOSITIVE POWER Not applicable.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,808,063**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 81.5%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

**	Includes (i) shares beneficially owned by Calamos Family Partners, Inc. (see notes and figures related to Calamos Family Partners, Inc. stated earlier in this filing) by virtue of John P. Calamos, Sr.’s ownership and control of Calamos Family Partners, Inc.; (ii) 0.1981% direct ownership interest in Calamos Investments LLC owned by John P. Calamos, Sr., which is exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer; and (iii) 1,076,998.5950 shares of the issuer beneficially owned by John P. Calamos, Sr.

This Amendment No. 10 to Schedule 13G (as so amended the “13G”) is being filed to reflect new ownership percentages of the class of securities of the issuer identified in Item 1 by the Reporting Persons. The 13G is amended and restated to read in its entirety as follows:

Item 1.

(a)	Name of Issuer:

Calamos Asset Management, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2020 Calamos Court, Naperville, Illinois 60563.

Item 2.

(a)	Name of Person Filing.

This statement is being filed jointly by Calamos Family Partners, Inc. (“CFP”) and John P. Calamos, Sr. Mr. Calamos is the controlling stockholder of CFP.

(b)	Address of Principal Business Office or, if none, Residence.

Calamos Family Partners, Inc.

2020 Calamos Court, Naperville, Illinois 60563

John P. Calamos, Sr.

2020 Calamos Court, Naperville, Illinois 60563

(c)	Citizenship.

John P. Calamos, Sr. is a citizen of the United States of America. CFP is a Delaware Corporation.

(d)	Title of Class of Securities.

Class A Common Stock, Par Value $0.01 Per Share

(e)	CUSIP Number.

12811R104

Item 3.	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 4 of 9 Pages

(a)	Amount Beneficially Owned: CFP beneficially owns 74,547,905* shares of Class A Common Stock. John P. Calamos, Sr. beneficially owns 75,808,063** shares of Class A Common Stock (including the shares beneficially owned by CFP).

(b)	Percent of Class:

80.1%* with respect to CFP; and

81.5%** with respect to John P. Calamos, Sr.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote

74,547,905* shares of Class A Common Stock with respect to CFP; and 75,808,063** shares of Class A Common Stock with respect to John P. Calamos, Sr.

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

74,547,905* shares of Class A Common Stock with respect to CFP; and 75,808,063** shares of Class A Common Stock with respect to John P. Calamos, Sr.

(iv)	shared power to dispose or to direct the disposition of

0

*	Includes (i) 77.5965% ownership interest in Calamos Investments LLC exchangeable by Calamos Family Partners, Inc. on demand for shares of Class A Common Stock of the issuer; (ii) 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer; in each case pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer; and (iii) 2,803,725.2736 shares of the issuer beneficially owned by Calamos Family Partners, Inc.

Calamos Investments LLC was de-unitized effective March 1, 2009, when the issuer amended its Certificate of Incorporation requiring any exchanges of ownership interests in Calamos Investments LLC to be based on a fair value approach. Prior to the de-unitization, ownership units in Calamos Investments LLC would have entitled the holder thereof, at its option, to exchange such units on a one-to-one basis for a shares of Class A Common Stock. Shares of Class B Common Stock are convertible on a one-to-one basis at the option of the holders thereof.

The share number and corresponding percentage ownership interest noted above in this Schedule 13G do not take into account any change in the share number and ownership interest that might result from such valuation in the event of an actual exchange. Details of the amendment to the Certificate of Incorporation are set forth in the issuer’s Schedule 14C filed with the Securities and Exchange Commission on January 12, 2009.

Page 5 of 9 Pages

**	Includes (i) shares beneficially owned by Calamos Family Partners, Inc. (see notes and figures related to Calamos Family Partners, Inc. stated earlier in this filing) by virtue of John P. Calamos, Sr.’s ownership and control of Calamos Family Partners, Inc.; (ii) 0.1981% direct ownership interest in Calamos Investments LLC owned by John P. Calamos, Sr., which is exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer; and (iii) 1,076,998.5950 shares of the issuer beneficially owned by John P. Calamos, Sr.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS FAMILY PARTNERS, INC.

Dated: February 11, 2016	By:	/s/ John P. Calamos, Sr.
		Name:	John P. Calamos, Sr.
		Title:	President

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016	/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

Page 8 of 9 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 11, 2005 (“Statement”), with respect to the Class A Common Stock, par value $0.01 per share, of Calamos Asset Management, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 11th day of February, 2005.

CALAMOS FAMILY PARTNERS, INC.

By:	/s/ John P. Calamos, Sr.
	Name:	John P. Calamos, Sr.
	Title:	President

/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

Page 9 of 9 Pages